KRAFT HEINZ FOODS COMPANY

THE KRAFT HEINZ COMPANY

One PPG Place

Pittsburgh, Pennsylvania 15222

December 15, 2020

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Kraft Heinz Foods Company and The Kraft Heinz Company (the “Registrants”)
Registration Statement on Form S-4 (SEC File No. 333-251232) Originally Filed on December 9, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrants hereby request acceleration of the effective date of their Registration Statement on Form S-4 with respect to themselves of the securities specified therein (SEC File No. 333-251232) (the “Registration Statement”) to 4:00 p.m., Eastern time, on December 17, 2020, or as soon as practicable thereafter. The Registrants hereby acknowledge their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

U.S. Securities and Exchange Commission

December 15, 2020

Please call Joshua Korff or Michael Kim of Kirkland & Ellis LLP, counsel to the Registrants, at (212) 446-4943 or (212) 446-4746, respectively, as soon as the Registration Statement has been declared effective.

Very truly yours,

KRAFT HEINZ FOODS COMPANY

By:	/s/ Paulo Basilio
Name: Paulo Basilio
Title: President

THE KRAFT HEINZ COMPANY

By:	/s/ Paulo Basilio
Name: Paulo Basilio
Title: Global Chief Financial Officer

cc:	Michael Kim, P.C.
Kirkland & Ellis LLP